株式会社日本格付研究所

最終更新日：2021 年 10 月 1 日

業種別格付方法

【銀行等】

本稿は、国内の銀行のほか、協同組織金融機関など銀行以外の預金取扱金融機関その他を対象としている。海外の銀行その他については、所在地の法・会計制度、金融行政のあり方などを踏まえ、分析指標やセーフティ・ネットに必要な調整を加えるなどしたうえで、本格付方法を準用する。

銀行の格付は、「事業基盤」と「財務基盤」をベースとする個別銀行の信用力評価に「セーフティ・ネット」を加味して行う。

1. 事業基盤

(1) 産業の特性

一般的な銀行の場合、主要な収益源である預貸業務は、常に一定の需要が存在する分野であるうえ、顧客とのリレーションシップに基づくものであり、また、ストックベースの事業でもあることから、いったん構築された事業基盤の安定性は比較的高いとみることができる。しかし、わが国においては、預貸業務を支えてきた事業者向け貸出の資金需要が、製造業の海外移転や直接金融へのシフトなどの構造的な要因により、縮小してきた。縮小傾向にある限られたマーケットの中に多数のプレイヤーが存在していることに加え、商品・サービスの模倣が容易で差別化が難しいこともあって、金利競争がかなり激しく、このことが収益の圧迫要因となっている。貸倒などの費用を吸収できる適切な水準の金利を顧客に提示しつつ事業基盤を維持するためには、顧客との強固なリレーションシップやブランド力、運用のリスク・リターンを見極める目利きの力が欠かせない。

収益力強化のため、消費者金融やノンリコース型の不動産ファイナンス、海外での与信、新種の金融商品への投資に力を入れる銀行もある。しかし、これまでのところ、消費者金融では貸金業法改正に伴う需要減少と過払金返還の問題が生じており、また、不動産向けや海外与信で多額の与信費用の計上を迫られた銀行も少なくない。証券化商品への投資で多額の損失を計上したケースもあった。伝統的な預貸業務以外の資金業務を展開する際には、付随する新種のリスクを適切に織り込んで取り組んでいるかどうかの評価が、格付上重要となる。

預貸業務収益を補うため、非資金業務に力が入れられている。ただ、非資金業務の場合、決済業務や資産管理業務の収入は安定している一方で、多くの銀行が力を入れている投信販売や投資銀行業務については需要が市況に左右されやすい。変動性の大小を事業基盤の評価に織り込む必要性が大きいと言える。

銀行のなかでも、インターネット・バンキングなどでは、顧客が銀行とのリレーションシップを重視しておらず、乗換えのコストも低いため、顧客の移動が頻繁に生じる。ブランド力や商品・サービス・チャネルの差別化、魅力的な金利を提示するための運用・調達・経費面での工夫が不可欠となっている。

(2) 市場地位、競争力のポイント

競争力の源泉となる事業基盤の特性の評価を、資金量や貸出残高・各種サービスの取扱高などの規模と市場シェアを参考に評価するほか、顧客とのリレーションシップやブランド力の強さについて注目する。特に地域金融機関であれば、特定地域との密着度合いが重要となる。特定地域において一定のプレゼンスを有していれば、金利面などでプライスリーダー的な存在となり得る可能性がある。一方、営業地域内で競合する金融機関の数が多ければ、比例して金利競争などが激しくなる傾向がみられ、収益力にマイナスの影響をおよぼす可能性が高くなる。

事業基盤については、安定性と成長性を評価する。まず、銀行の主要な業務のそれぞれについて、過去の顧客数、取扱量、収入、料率などを用いて需要の趨勢と変動性、競争環境などを評価する。事業基盤の安定性の評価には、各業務についての定性的な検討も行う。このような業務については、サービスの優位性やチャネルの強度の評価が重要となる。また、業務の形態に加え、顧客属性や商品特性にも注目する。預金について、預金者別・種別・期間別構成、貸出金について借手別・業種別・企業規模別構成などに注目する。

銀行の事業基盤は、マクロ経済環境の影響を大きく受ける。このため、どこを営業地域としているかということと、地域分散の度合いが重要である。銀行が特定の地域に根ざしている場合には、主要な営業地域の経済規模、産業構造と成長性、金融機関の競合状況などの経営環境を検討し、地域における位置付けや役割などに注目する。

信用金庫や信用組合などは、法令により営業地区が限定されており、一般に地方銀行より狭い区域で営業を行っている。狭域高密度の地域密着型の営業は、顧客とのリレーションの面で強みとなる一方、特定の地域の景気動向に業績が左右されやすい構造となる点に留意する必要がある。

また、事業基盤の安定性の評価には、業務の分散度合いにも注目する。コングロマリット化の進展により、銀行グループの事業が銀行業務以外に多角化している場合は、収益源の分散につながる一方、リスクの増加要因となることもある。したがって、グループの特定の事業の動向が、グループ全体の業績に過度に影響をおよぼさないか確認する。

(3) 金融システムの安定性

銀行は与信や各種の決済を通じて相互につながり、金融システムを構成している。銀行の経営悪化や破綻が相次ぐことなどにより金融システムが不安定になると、当該銀行の内容が健全であっても、信認が揺らぐことで預金や市場性資金による資金調達が円滑にいかなくなる恐れがある。破綻の連鎖により、資産が毀損するリスクも高くなる。このため、金融システムが不安定な場合、比較的健全な銀行であっても、格付が制約を受ける可能性がある。

（4）経営陣・経営戦略

　　幹部役職員との面談、過去の経営実績の分析（計画と実績の対比など）、中期的な経営計画や経営方針の検討などにより、今後の経営戦略と方向性を判断する。経営方針については、特に収益力強化とリスク管理のバランスに意を用いているかに注目する。リスク管理を重視する文化が組織に根付いているかも重要なポイントである。一般に信用金庫や信用組合などの場合は、銀行に比べて経営者の個人的な資質・リーダーシップが経営を左右する比重が大きい傾向がみられる点に留意する。リーダーシップの強さについては、それが収益力だけでなく、リスク管理やコンプライアンスにも発揮されているかに注目する。

2．財務基盤

（1）収益力

　　銀行は与信その他資産運用によるリスクテイクを本業とするため、与信費用や市場運用損失の発生が避けられない。格付においては、まず、与信費用をはじめとする資産運用から生じるコストを吸収する基礎的な収益力の水準と安定性を評価する。

　　基礎的な収益力の計測においては、主にコア業務粗利益とコア業務純益をみる。また、OHR などによる経営効率の分析を併せて行う。コア業務純益については、有価証券の利息配当や投信解約益などの一時的な増減要因を勘案し、中期的な趨勢を見極める。安定性については、過去の実績を参考とするほか、収益構成、収益源の分散のほか、各収益の性質にも注目する。基本的には貸出金収益や年金などの管理報酬のように、資産の保有・預かり・受託などのストックを背景とした収益は安定性が高い。一方、フローに基づく収益、たとえば、比較的短期のプロジェクト融資や金融商品の販売手数料、投資銀行業務手数料は市況などの影響を受けやすいため、このような収益への依存度が大きくないかに注目する。

　　高い収益力が極端に積極的なリスクテイクに支えられている場合、与信費用その他の費用の発生によって最終的な収益である当期純利益が不安定になりがちである。特に与信費用は利益の圧迫要因となりやすいため、基礎的な収益力の検討の後は、与信費用控除後の収益力についても検討する。与信費用控除後の収益の水準が同じでも、リスクテイクに積極的で基礎的な収益力が高い一方、与信費用が大きい銀行もあれば、リスクテイクにさほど積極的でなく、基礎的な収益力が低い一方、与信費用が抑制されている銀行もある。ビジネスモデルの違いによるものであるが、一般的にリスクテイクに積極的な方が与信費用のボラティリティが大きく、ストレス時の与信費用控除後の収益が圧迫されやすい点に留意する。

（重視する指標）

- コア業務粗利益
- コア業務純益
- 預貸金利ざや、総資金利ざや
- 役務取引等利益／コア業務粗利益
- ROA（コア業務純益ベース）
- OHR（コア業務粗利益ベース）

(2) 貸出資産

貸出金や債券などに係る信用リスクについては、業種偏重や特定の債務者グループへの与信集中の状況、不良債権の規模、審査・債権管理の態勢、自己査定（債務者区分、担保評価など）の基準と結果、償却・引当の状況、与信費用の実績などの情報に基づいて、与信費用発生の可能性を判断する。与信費用発生の可能性を収益や資本と対比し、リスク耐久力を評価する。

特に特定の業種への偏重や特定先への与信集中は銀行の経営悪化の要因に極めて結びつきやすいため、大口与信先の業況や保全状況を確認する。情報の分析にあたっては、銀行間における基準や運用の違いによる審査基準の厳格さや債務者区分判定の違い、償却・引当の保守性などに留意する。

（重視する指標）

- 不良債権比率（金融再生法開示債権など）
- 不良債権比率（貸倒引当金控除後および部分直接償却前）
- 分類率
- 保全率（(担保・保証等＋貸倒引当金)／不良債権額)
- 貸倒引当率
- 与信費用比率（与信費用／貸出金）
- 与信費用／コア業務純益
- 大口与信額／総与信
- 大口問題債権の非保全部分／コア業務純益

(3) 有価証券等市場運用資産

有価証券やデリバティブ取引などの市場運用資産には、金利リスク、為替リスク、信用リスク、株式に伴う価格変動リスクなどが伴う。株式、ファンド投資、仕組債、証券化商品などハイリスク商品の残高割合などをもとにこれらのリスクの度合いを判断する。金利リスクの判断には、有価証券の BPV のほか有価証券のデュレーションやアウトライヤー比率などを参考にする。価格変動リスクの判断には、株式残高の Tier1 資本に対する割合のほか、その他の証券の残高の Tier1 資本に対する割合などを参考にする。有価証券評価損益をみる場合は、保有区分や時価の算定方法の違いに留意する。小規模な地域金融機関では、人員確保に制約がある場合もあることから、リスク分析や市場の動きへの機動的な対応が十分できる組織および人員を有しているかも考慮する。

仕組債や証券化商品などについては、残高の拡大が比較的容易である一方、設計の複雑性から投資判断および管理が甘くなるケースがある。こうしたものへの投資が、実質的な資本対比で多い場合には、適切な投資判断および管理が行われているか特に注意する。

信用金庫や信用組合などにおいては、預金積金と貸出金の差額は「余裕資金」と捉えられ、有価証券のほか、中央金融機関などへの預け金に振り向けられる。預け金の利回りは、市中金利に

やや上乗せされた程度にとどまるケースが多いため、収益面では必ずしも有利な運用とは言えないが、信用リスクが比較的抑制されるうえ、資金流動性が補完される点では評価できる。

（重視する指標）

- 有価証券の BPV
- 株式残高／Tier1 資本

（4）リスク管理態勢

　銀行が抱える多様なリスクに対して、統合的な視点からリスク管理が行われているか、手法や前提も含めて検討する。統合リスク管理においては、手法や前提（VaR であれば保有期間や信頼水準、観測期間など）により認識されるリスク量が異なるため、銀行間の単純な比較は難しい。経営陣が自身のリスクテイクの状況をどのように認識し、経営計画や資本政策の策定につなげているのかという観点を中心に評価する。運用面では組織間、担当者間に相互に牽制が働いているかがポイントとなる。特に信用金庫などの規模の小さい組織では牽制が機能しない可能性が高くなる傾向がある点に留意する。リスク管理がいかに優れていても、信用力の評価にはプラスとなりにくい一方、リスク管理がやや甘いとみられる場合はマイナス要因になり得る。

　これらのほかにもオペレーショナルリスクなど業務の遂行に伴うリスクについてリスクの多寡とリスク管理態勢を検討する。特にインターネット専業銀行や資産管理専門銀行は、これらのリスクが顕在化した場合の事業基盤への影響が非常に大きいことから、対応の内容を慎重にみる。システムリスクについては、BCP（Business Continuity Plan）の観点から、事業の継続性を担保する措置（バックアップシステムの対応など）がとられているかなどを検証する。

（5）資金流動性

　流動性に関しては、基本的な構造について、運用と調達の期間のバランス（マッチング）および資金調達に占める安定的な預金の割合などから評価する。市場性の資金調達や法人からの資金調達の割合が低く、個人預金の割合が高いことが基本的に流動性の安定性の面でプラスに評価できる。ただ、個人預金のなかでも、高利の定期預金に依存している場合には、経営にストレスがかかった場合に資金が流出しやすいとみられる。必要に応じて、預貸率や預証率、総預金額に対する流動性預金や個人預金の割合などを確認する。

　また、流動性リスク管理態勢の評価のために、即座に現金化することが可能な資産と預金など資金調達のバランスをみる。これに加え、平常時、懸念時、危機時といった状況に合わせた運用のほか、資金繰りが逼迫したときのコンティンジェンシープランの状況を確認する。なお、親銀行の存在などにより、資金調達の安定性が補完されている場合はプラスに評価される。

（6）資本充実度

　資本については、銀行が抱える多様なリスクを吸収する最終的なバッファーとして、規制上の資本の十分性と実質的な資本の十分性の双方をみる。いずれの分析においても、信用リスクや市場リスクなどとのバランスを踏まえて判断する。基本的に単体より連結、メガバンクや一部の地

域銀行のように銀行グループを形成している場合は、グループ連結ベースの資本をより重視する。

　規制上の自己資本比率は、要求されている水準の達成が危ぶまれるような場合に特に重要である。規制で要求される資本水準を余裕をもってクリアできるか否かは、当局との関係および債権者や金融市場からの信認確保という、銀行の事業継続上必要不可欠な要素に大きな影響をおよぼすためである。

　実質的な資本の充実度の評価は、バーゼルⅢの完全実施を視野に入れて行うが、経過措置の対象となる一部の項目については、その資本性を認める。評価にあたっては、国際統一基準の場合はTier1資本、国内基準の場合はコア資本をベースとし、それぞれに調整を加える。

　調整を加える際、国内基準のバーゼルⅡ適格Tier2資本や貸倒引当金などについては、その資本性を原則として認めない。有価証券の評価損益など変動が大きいとみられる項目については、保守的に織り込む。株式のかたちで注入された公的資金については、返済圧力となりうる普通株への一斉転換（強制転換）条項の有無や、注入の背景などを総合的に勘案し資本性を評価するが、長期にわたり返済されないと判断された商品については、基本的に資本性が高いものと評価する。多くの公的資金については借り替えが期待できないため、実質的な返済期限が近付くにつれ、資本性を逓減させ評価する。ただし、返済が期待できないと判断される限りにおいては、このような資本性の逓減評価は行わない。

　公的資金でない優先株や優先出資証券などハイブリッド商品のうち、Tier1資本やコア資本に算入される商品については、資本性を認める。ただし、普通株への強制転換条項などを勘案し償還や返済の蓋然性が高いものなどについては、資本性を低く評価することがある。

　充実度を測るにあたってのリスクとしては、規制上のリスクアセットをベースに用いる。これに加えて、規制比率の算出に用いられないリスクである株式の価格変動リスク、金利リスク、与信集中リスクなどとの対比も行う。総資産でのレバレッジも過度に高くないか検討する。

　資本調達手段を豊富に有しているか否かも、資本評価の対象となる。信用金庫や信用組合などの出資金は株式と異なり、市場での売買が行われないことなどから、資本調達の機動性の点では銀行に比較して見劣りするとみられる。

（重視する指標）

【国際統一基準】

■　総自己資本比率

■　Tier1比率

■　普通株式等Tier1比率

■　調整後Tier1比率

【国内基準】

■　コア資本比率

■　調整後コア資本比率

3. セーフティ・ネット

　金融システムには、その安定性を維持し効率よく機能するため各種の措置（プルーデンス政策）が組み込まれている。これらの措置には、自己資本比率規制、早期是正措置に代表されるバランス・シート規制などの事前的措置と、預金保険制度などの事後的措置（セーフティ・ネット）がある。

　セーフティ・ネットによる保護の可能性および程度は、その時々の法令や金融システムの状況、金融当局のスタンス、個別の金融機関が金融システムに果たす役割により異なる。また、同じ銀行が発行する異なる商品のなかでも、金融システムの安定性の観点からみた保護の必要性は異なるため、セーフティ・ネットの反映は、時々の銀行の位置付けや状況、個々の商品に応じて行うことになる。

　国または特定地域の金融システムの観点から、主要銀行および地域で重要な役割を果たしていると考えられる金融機関については、とりわけ強い保護が期待できる。そのため、これらの金融機関の長期発行体格付については原則として「BBB-」以上としている。なお、セーフティ・ネットによる保護は格付の引き上げ要因ではなく、格付のフロアー（下限）を示すものと考えている。

　また、信用金庫や信用組合などは、政府が提供するセーフティ・ネットのほか、業界の中央金融機関から資本支援・経営助言などのかたちでの支援を受けることが可能であり、一定の信用補完機能を提供するものとして評価できる。しかし、中央金融機関自身の健全性が優先されることもあり得ることから、支援の範囲、規模、タイミングの点で支援が不十分になる可能性も勘案して格付に加味することになる。

　サポートという意味では、メガバンクグループの傘下にある地域銀行について、親銀行またはグループ（「親銀行等」）からの支援が考えられるが、メガバンクグループの傘下にあることだけを理由に、これらの銀行について、親銀行等の信用力を起点に格付を判断することはしない。親銀行等からみた戦略的な重要性が不明確であり、また、歴史的にみても、グループの傘下入りが戦略的な重要性によるものというより、金融危機における不良債権処理などの際の資本支援の結果実現したという側面が強い場合、親銀行等からの支援を格付に強く織り込むことは難しい。もっとも、そのような経緯でグループ入りした地域銀行であっても、その経営管理に親銀行等が相応の責任をもつであろうと判断される場合は、親銀行等からの追加的な支援の可能性を加味して格付を行う。この判断にあたっては、親銀行等との連結関係の有無、平素の経営管理における親銀行等の関与の度合い、業務における親銀行ブランドの利用状況などを参考とするほか、実際の支援の実績も勘案する。

以　上

◆留意事項

株式会社日本格付研究所
Japan Credit Rating Agency,Ltd.
信用格付業者 金融庁長官（格付）第 1 号
〒104-0061 東京都中央区銀座 5-15-8　時事通信ビル